UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-41544

SATIXFY COMMUNICATIONS LTD.

(Exact name of registrant as specified in its charter)

12 Hamada St., Rehovot 670315

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

EXPLANATORY NOTE

The information herein and in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Closing of Business Combination with Endurance Acquisition Corp. and listing on NYSE

On October 27, 2022, SatixFy MS, a wholly-owned subsidiary of SatixFy Communications Ltd. (“SatixFy”), closed its merger with Endurance Acquisition Corp. (“Endurance”). As a result, Endurance became a wholly owned subsidiary of SatixFy. The ordinary shares and warrants of SatixFy will begin to trade on the NYSE American LLC under the symbols “SATX” and “SATX WSA,” respectively, on October 28, 2022.

Forward Purchase Agreement

On October 24, 2022, Endurance, SatixFy (the “Counterparty”), SatixFy MS and Vellar Opportunity Fund SPV LLC – Series 7 (“Seller”) entered into an agreement for an OTC Equity Prepaid Forward Transaction (the “Forward Purchase Transaction”), which was subsequently amended on October 25, 2022 (as amended, the “Forward Purchase Agreement”).

Pursuant to the terms of the Forward Purchase Agreement, Seller and its assignee thereunder purchased, through a broker in the open market, (i) 8,294,284 Class A ordinary shares, par value $0.0001 per share, of Endurance (“Endurance Shares”)(such Endurance Shares, the “Recycled Shares”) before the closing of Business Combination (the “Closing”), from holders of Endurance Shares (other than Endurance or affiliates of Endurance) including from holders who have previously elected to redeem their Endurance Shares (such purchased Endurance Shares, the “Recycled Shares”) pursuant to the redemption rights set forth in Endurance’s Amended and Restated Memorandum and Articles of Association (the “Governing Documents”) in connection with the Business Combination (such holders, “Redeeming Holders”) and (ii) an additional 250,000 Endurance Shares in the aggregate which comprise the Share Consideration (as defined below). Additionally, Seller has agreed, subject to certain conditions, to purchase in a private placement up to 1,605,100 additional ordinary shares of SatixFy (the “Additional Shares”). The aggregate total number of shares subject to the Forward Purchase Agreement (the “Number of Shares”) will be the sum of (a) the number of Recycled Shares and (b) the number of any Additional Shares (together, the “Subject Shares”). The Subject Shares do not include the Share Consideration. The Number of Shares is subject to reduction following sales of Shares under certain conditions, as described below. Seller has agreed to hold the Subject Shares in a bankruptcy remote special purpose vehicle for the benefit of the Counterparty and not to redeem such Shares in connection with the Business Combination, which had the effect of reducing the number of Shares redeemed in connection with the Business Combination, and which reduction could alter the perception of the potential strength of the Business Combination. Seller also may not beneficially own greater than 9.9% of the Shares on a post-combination basis.

The Forward Purchase Agreement provides that no later than the earlier of (a) one (1) business day after the closing of the Business Combination (the “Closing”) and (b) the date any assets from Endurance’s trust account are disbursed in connection with the Business Combination, Seller shall be paid directly, out of the funds held in Endurance’s trust account, an amount (the “Prepayment Amount”) equal to the sum of (i) the product of the redemption price per share indicated to investors ahead of Endurance’s redemption notice deadline (the “Redemption Price”) multiplied by the Number of Shares (the “Prepayment Amount”) and (ii) the product of any Share Consideration (as defined below) multiplied by the Redemption Price. Prior to Closing, Seller and its assignee purchased through a broker in the open market an aggregate of 250,000 Endurance Shares (the “Share Consideration”) and Seller shall have no further obligations with respect to such Share Consideration other than to sell such Shares pursuant to an effective Registration Statement (or an available exemption under the Securities Act).

The Counterparty has agreed to file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) registering the resale of the Subject Shares and the Share Consideration (the “Registration Statement”) under the Securities Act, within thirty (30) days following the Closing. From time to time following the Closing and only after the effectiveness of the Registration Statement (the “Registration Statement Effective Date”), Seller may, at its discretion, sell Subject Shares without a payment obligation to the Counterparty (the “Shortfall Sales”) until such time as the gross proceeds from such Shortfall Sales equal 10% of the product of (x) the Number of Shares and (y) the Prepayment Amount (the “Prepayment Shortfall”). At such time that the amount of gross proceeds generated from Shortfall Sales is equal to the Prepayment Shortfall, Seller shall pay to Counterparty an amount equal to 25% of the Prepayment Amount and all proceeds from subsequent Shortfall Sales shall be split between the Counterparty (25%) and the Seller (75%), until the foregoing gross proceeds from the Shortfall Sales reach an amount equal to 133.33% of the Prepayment Shortfall and at such time the Seller may not make any additional Shortfall Sales. The Counterparty has agreed that it will not issue any Shares, or securities or debt that is convertible, exercisable or exchangeable into Shares until the gross proceeds generated from Shortfall Sales equal the Prepayment Shortfall, except issuances (x) under SatixFy’s active equity compensation plans and (y), starting 60 days after the date of the Forward Purchase Agreement, pursuant to the equity line of credit entered into by SatixFy and the investor thereto, as further described in SatixFy’s registration statement on Form F-4 filed with the SEC on September 21, 2022.

Seller may also, at its discretion, make sales of Subject Shares designated as “OET Sales”, which sales may be made before Seller recoups the Prepayment Shortfall through Shortfall Sales. The Counterparty shall be entitled to proceeds from OET Sales equal to the product of (x) the number of Subject Shares sold pursuant in the OET Sale multiplied by (y) the Reset Price (as defined below), with the remainder of the proceeds going to the Seller. Following the Closing, the reset price (the “Reset Price”) will initially be the redemption price per Endurance Share payable in connection the Business Combination, but will be adjusted on the first scheduled trading day of each month (each a “Reset Date”) commencing on the first calendar month following the Closing to the lowest of (a) the then-current Reset Price, (b) $10.00 and (c) the volume weighted average price (“VWAP Price”) of the Shares of the last ten (10) trading days immediately prior to the applicable Reset Date, but not lower than $6.00 (the “Floor Price”); provided, however, that the Reset Price may be further reduced to the price at which the Counterparty sells, issues or grants any Shares or securities convertible or exchangeable into Shares (other than grants or issuances under SatixFy’s equity compensation plans or shares underlying warrants issued in connection with the Business Combination); provided, further, that, after October 25, 2023, the Floor Price will automatically be increased from $6.00 to $8.00 if after such date the then current Reset Price is below $8.00 and SatixFy’s shares trade at prices above $10.00 per share for any 20 out of 30 trading day period between October 25, 2023 and the Maturity Date, effective as of the trading day immediately following the 30-day period that would result in a Floor Price increase.

The maturity date will be the third (3rd) anniversary of the Closing (the “Maturity Date”). Upon the occurrence of the Maturity Date, SatixFy is obligated to pay to Seller an amount equal to the product of (a) 10,000,000 less the number of Subject Shares sold pursuant to OET Sales (but not any Subject Shares sold pursuant to Shortfall Sales) multiplied by (b) $1.50 (the “Maturity Consideration”). At the Maturity Date, SatixFy will be entitled to deliver the Maturity Consideration to Seller in Shares or in cash calculated based on the average daily VWAP Price over 30 trading days commencing on (i) the Maturity Date, to the extent the Shares used to pay the Maturity Consideration are freely tradeable by Seller, or (ii) if not freely tradeable by Seller, the date on which the Shares used to pay the Maturity Consideration are registered under the Securities Act and delivered to Seller, provided that if such Shares comprising the Maturity Consideration are not registered with the SEC within 120 days following the Maturity Date (which period may be extended for up to 30 days in certain circumstances), SatixFy shall pay to Seller an additional amount equal to 25% of the Maturity Consideration. The Maturity Date may be accelerated by Seller, at its discretion, if, following the Closing, (A) (x) during the 12 months following Closing, for any 90 trading days during a 120-consecutive day period occurring during such 12-month period, the VWAP Price for 90 trading days during such period shall be less than $1.50 per share or (y) during the subsequent 24 months following Closing, for any 45 consecutive trading day-period occurring during such 24 month period, the VWAP Price for 30 trading days during such period shall be less than $2.50 per Share or (B) (x) the Registration Statement Effective Date does not occur by the 45th day following the Closing (or the 90th day if the SEC notifies the Counterparty it will “review” the Registration Statement) or (y) Counterparty does not maintain effectiveness of the Registration Statement (subject to customary blackout period exceptions as provided in the Forward Purchase Agreement) and in the case of (B) the Counterparty shall pay Seller the Break-up Fee (as defined below).

If the Forward Purchase Transaction is terminated prior to the Maturity Date, except if due to a material breach by Seller, Endurance and SatixFy, jointly and severally, will be obligated to pay Seller a break-up fee equal to $0.5 million plus certain fees and expenses (the “Break-up Fee”).

The Counterparty has agreed to indemnify and hold harmless Seller, its affiliates, assignees and other parties described therein (the “Indemnified Parties”) from and against all losses, claims, damages and liabilities under the Forward Purchase Agreement (excluding liabilities relating to the manner in which Seller sells any Shares it owns) and reimburse the Indemnified Parties for their reasonable expenses incurred in connection with such liabilities, subject to certain exceptions described therein, and has agreed to contribute to any amounts required to be paid by any Indemnified Parties if such indemnification is unavailable or insufficient to hold such party harmless

Seller has agreed to waive any redemption rights with respect to any Recycled Shares in connection with the Business Combination. Such waiver may reduce the number of Endurance Shares redeemed in connection with the Business Combination, which reduction could alter the perception of the potential strength of the Business Combination.

Subsequent to entering into the Amendment, Endurance, SatixFy, SatixFy MS and Seller entered into an Assignment and Novation Agreement with ACM ARRT G LLC, pursuant to which Seller assigned its rights and obligations with respect to 4,000,000 Shares under the Forward Purchase Agreement to ACM ARRT G LLC.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press release dated October 27, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATIXFY COMMUNICATIONS LTD.

By:	/s/ David Ripstein
	Name:	David Ripstein
	Title:	Chief Executive Officer

Date: October 28, 2022

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